Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of March 24, 2020, AMERI Holdings, Inc. (“the Company”) had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)—(1) our common stock, par value $0.01 per share (“Common Stock”) and (2) warrants described below.

Description of Common Stock

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.5 is a part. We encourage you to read our Certificate of Incorporation, Bylaws, and the applicable provisions of the Delaware General Corporation Law for additional information.

Authorized Capital Shares

Our authorized capital shares consist of 100,000,000 shares of Common Stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share (“Preferred Stock“).

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Our Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors.

Dividend Rights

Holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors (“Board”) in its discretion out of funds legally available for the payment of dividends subject to the prior rights of holders of Preferred Stock and any contractual restrictions we have against the payment of dividends on Common Stock.

Liquidation Rights

In the event of our liquidation, the holders of our Common Stock will be entitled to share ratably in any distribution of our assets after payment of all debts and other liabilities and the preferences payable to holders of shares of Preferred Stock then outstanding, including Series A Preferred Stock.

Applicable Anti-Takeover Provisions

Set forth below is a summary of the provisions of the Certificate of Incorporation and the Bylaws that could have the effect of delaying or preventing a change in control of the Company. The following description is only a summary and it is qualified by refence to the Certificate of Incorporation, the Bylaws and relevant provisions of the Delaware General Corporation Law (“DGCL”).

No Written Consent of Stockholders

Our Certificate of Incorporation provides that stockholders are not entitled to act by written consent in lieu of a meeting. This provision could discourage potential acquisition proposals and could delay or prevent a change of control.

No Ability of Stockholders to Call Special Meetings

Our Certificate of Incorporation and Bylaws do not provide stockholders with the right to call a special meeting of stockholders.

Advance Notice Requirements

Our Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of stockholders. These procedures provide that notice of such stockholder proposals must be timely given in writing to the Secretary of the Company prior to the meeting at which the action is to be taken. The notice must contain certain information specified in our Bylaws.

Blank Check Preferred Stock

Our Certificate of Incorporation provides for 10,000,000 authorized shares of “blank check” preferred stock, the terms of which may be determined by our board of directors without obtaining stockholder approval.  Undesignated or “blank check” preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management.

Listing

The Common Stock is traded on NASDAQ Global Market under the trading symbol “AMRH“.

Transfer Agent

The Company’s transfer agent is Corporate Stock Transfer.

Description of Warrants

Form. The warrants were issued in electronic book-entry form to investors.

Exercisability. The warrants are exercisable at any time after their original issuance in this offering and at any time up November 21, 2022. The warrants are exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds (i.e., cash or wire transfer) for the number of shares of common stock purchased upon such exercise. No fractional shares of common stock will be issued in connection with the exercise of a warrant.

Exercise Limitation. A holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior notice from the holder to us.

Exercise Price. The exercise price per whole share of common stock purchasable upon exercise of the warrants is $102.875 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our shareholders.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

Fundamental Transactions. In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction.

Warrant Agent and Exchange Listing. The warrants were issued in registered form under a warrant agency agreement between the warrant agent and the Company. The warrant agent is Corporate Stock Transfer. The warrants are listed on The Nasdaq Capital Market under the symbol “AMRHW.”

Rights as a Shareholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.